

09056729

UNITED STATES
.ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**JUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER

8- 65927

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Wealth Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

139 Wood Road
                                                        (No. and Street)

Braintree   MA   02184
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. George T. Clarke   781-849-9200 x245
                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Green, LLC
                        (Name – if individual, state last, first, middle name)

725 Canton Street   Norwood,   MA   02062
        (Address)   (City)   (State)   (Zip Code)

SEC Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 02 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __George T. Clarke_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__U.S. Wealth Advisors, LLC_____ , as

of __December 31_____, 20__08____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__Not Applicable_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS



GREEN & GREEN, LLC

INDEPENDENT AUDITORS' REPORT

To the Member of
U.S. Wealth Advisors, LLC

We have audited the accompanying statement of financial condition of U.S. Wealth Advisors, LLC (the LLC), as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Wealth Advisors, LLC, at December 31, 2008, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of Computation of Net Capital and Reconciliation of the Computation of Net Capital Under Rule 15c3-1, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GREEN & GREEN, LLC

Green & Green, LLC

Norwood, MA

February 25, 2009

U.S. Wealth Advisors, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Consolidated ⌐ [0198]   Unconsolidated ⌐ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	134,994 [0200]		134,994 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	51,956 [0295]		
	B. Other	[0300]	[0550]	51,956 [0810]
3.	Receivables from non-customers	119,082 [0355]	15,279 [0600]	134,361 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	16,798 [0424]		
	E. Spot commodities	[0430]		16,798 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

[0150]

    B.   **Other securities**

[0160]

7. Secured demand notes market value of collateral:

			0
	[0470]	[0640]	[0890]

    A.   **Exempted securities**

[0170]

    B.   **Other securities**

[0180]

8. Memberships in exchanges:

    A.   **Owned, at market**

[0190]

    B.   **Owned, at cost**

[0650]

    C.   **Contributed for use of the company, at market value**

	0
[0660]	[0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

	5,074	5,074
[0480]	[0670]	[0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

		0
[0490]	[0680]	[0920]

11. Other assets

	20,341	20,341
[0535]	[0735]	[0930]

12. **TOTAL ASSETS**

322,830	40,694	363,524
[0540]	[0740]	[0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	10,542 [1115]	[1305]	10,542 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		7,652 [1360]	7,652 [1620]
17. Accounts payable, accrued liabilities, expenses and other	208,753 [1205]	[1385]	208,753 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders	[0990]		
C. Pursuant to secured			

demand note collateral agreements:

[1420]   0 [1730]

   1. from outsiders

[1000]

   2. includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value

[1430]   0 [1740]

E. Accounts and other borrowings not qualified for net capital purposes

[1220]   [1440]   0 [1750]

20. TOTAL LIABLITIES

    219,295 [1230]   7,652 [1450]   226,947 [1760]

Ownership Equity

Total

21. Sole proprietorship

[1770]

22. Partnership (limited partners _____ [1020])

    136,577 [1780]

23. Corporations:

   A. Preferred stock

[1791]

   B. Common stock

[1792]

   C. Additional paid-in capital

[1793]

   D. Retained earnings

[1794]

   E. Total

    0 [1795]

   F. Less capital stock in treasury

[1796]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

24.   136.577

   TOTAL OWNERSHIP EQUITY   [1800]

25.   363.524

   TOTAL LIABILITIES AND OWNERSHIP EQUITY   [1810]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2008	Period Ending 12/31/2008	Number of months 12
[3932]	[3933]	[3931]

REVENUE

1. Commissions:

     a. Commissions on transactions in exchange listed equity securities executed on an exchange

                                                                16,318 [3935]

     b. Commissions on listed option transactions — [3938]

     c. All other securities commissions — 9,511 [3939]

     d. Total securities commissions — 25,829 [3940]

2. Gains or losses on firm securities trading accounts

     a. From market making in options on a national securities exchange — [3945]

     b. From all other trading — [3949]

     c. Total gain (loss) — 0 [3950]

3. Gains or losses on firm securities investment accounts — [3952]

4. Profit (loss) from underwriting and selling groups — [3955]

5. Revenue from sale of investment company shares — 488,564 [3970]

6. Commodities revenue — [3990]

7. Fees for account supervision, investment advisory and administrative services — [3975]

8. Other revenue — 2,065,829 [3995]

9. Total revenue — 2,580,222 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers — [4120]

11. Other employee compensation and benefits — 2,375,898 [4115]

12. Commissions paid to other broker-dealers — 101,651 [4140]

13. Interest expense — [4075]

     a. Includes interest on accounts subject to _____

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. Wealth Advisors, LLC
Statement of Income (Loss) (continued)
For the Year Ended December 31, 2008

a. Includes interest on accounts subject to subordination agreements [4070]

14.	Regulatory fees and expenses	25,367 [4195]
15.	Other expenses	216,952 [4100]
16.	Total expenses	2,719,868 [4200]

NET INCOME

17.	Net Income(loss) before Federal income taxes and items below (Item 9 less Item 16)	-139,646 [4210]
18.	Provision for Federal income taxes (for parent only)	[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above	[4222]
	a. After Federal income taxes of [4238]	
20.	Extraordinary gains (losses)	[4224]
	a. After Federal income taxes of [4239]	
21.	Cumulative effect of changes in accounting principles	[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items	-139,646 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	2,939 [4211]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(139,646)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activities:		
Changes in Operating Assets and Liabilities:		
Increase in Receivables and Receivable from Affiliate		(32,008)
Increase in Other Securities		(16,798)
Decrease in Prepaids and Other Assets		4,660
Increase in Securities Sold Not Yet Purchased		7,652
Increase in Accounts Payable		48,200
NET CASH USED IN OPERATING ACTIVITIES		(127,940)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Member's Capital Contributions		125,000
NET DECREASE IN CASH		(2,940)
CASH, BEGINNING OF PERIOD		137,934
CASH, END OF PERIOD	$	134,994

The Accompanying Notes are an Integral Part of These Financial Statements

STATEMENT OF CHANGES

FOR THE YEAR ENDED DECEMBER 31, 2008

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		151,223 [4240]
	A. Net income (loss)		-139,646 [4250]
	B. Additions (includes non-conforming capital of	[4262])	125,000 [4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		136,577 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

December 31, 2008

1. Significant Accounting Policies:

Reporting Entity: U.S. Wealth Advisors, LLC (the LLC), organized on July 27, 2001, as a Massachusetts limited liability company, was reorganized on September 23, 2002, as a Delaware limited liability company. The LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is a single-member LLC, wholly-owned by U.S. Wealth Management, LLC (the Parent). Currently, the LLC does not carry securities accounts for its customers or perform custodial functions relating to customer securities and accordingly follows the exemptive provisions under SEC rule 15c3-3.

Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions: In accordance with exemptive provisions as established with Rule 15c3-3 (k)(2)(ii), all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Commissions: Commissions receivable and commissions payable along with related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Organizational Costs: In accordance with Statement of Position (SOP) No. 98-5, the LLC expensed organizational costs as incurred.

Advertising and Promotion Costs: The LLC expenses advertising and promotion costs as incurred.

Income Taxes: The LLC is a single member LLC and accordingly its taxable income is included in the Parent's federal and state income tax returns. The Parent, a limited liability company, reports its' taxable income or loss on an allocated basis to its' members in accordance with their respective percentage ownership. Therefore, no provision for federal and certain state income taxes has been included in the financial statements.

Use of Estimates: Preparing the LLC's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results experienced by the LLC may differ from those estimates.

2. Receivable from Broker-Dealer and Clearing Organization:

Commissions receivable from broker-dealers and clearing organizations at December 31, 2008 amounted to $51,956. The LLC clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis.

3. Related Party Transactions:

The LLC has executed a Shared Expense Agreement with another affiliated entity wholly owned by the Parent. The Shared Expense Agreement calls for standard monthly reimbursements to the affiliated entity by the LLC for the use of office space, computers, telephones, supplies and personnel. For the year ended December 31, 2008, the LLC remitted and advanced to its affiliated entities the aggregate amount of $1,251,577. The LLC charged to expense $593,510 and received repayments in the amount of $655,723 from its affiliated entities. As of December 31, 2008, the outstanding net obligations due from its affiliated entities amounted to $1,563.

4. Net Capital Requirements:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the LLC had $219,295 in outstanding aggregate indebtedness and had net capital of $90,551, which was $75,932 in excess of its required net capital of $14,619.

5. Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Mutual Funds	$ 16,798	$ 7,652

December 31, 2008

6. Guarantees:

Financial Accounting Standards Board Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the LLC to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) that is related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. Management and the LLC both believe that no such guarantees currently exist and as of December 31, 2008, there are no such contingent liabilities applicable to these financial statements in connection with FIN 45.

7. Subsequent Events:

Withdrawal of FINRA Registration: The LLC has agreed in principal with an unrelated broker-dealer (the New Broker-Dealer) to transfer the registrations of its FINRA licensed employees from the LLC to the New Broker-Dealer and encourage all other registered representatives of the LLC to transfer their licenses to the New Broker-Dealer as well. To effect this change in business the LLC intends to file with FINRA a request for approval of its plan to transfer client accounts and its registered representatives to the New Broker-Dealer. Following the transfer date, which date has not yet been deteremined, the LLC will file a Form BDW with FINRA and the SEC to withdraw its registrations. The LLC anticipates there will be no loss on the value of any assets transferred to the New Broker-Dealer.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		136.577 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		136,577 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5.	Total capital and allowable subordinated liabilities		136,577 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	40,694 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-40,694 [3620]
7.	Other additions and/or credits (List)		

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8.	Net capital before haircuts on securities positions		95,883 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		

U.S. Wealth Advisors, LLC
Computation of Net Capital (continued)
December 31, 2008

A. Contractual securities commitments [3660]

B. Subordinated securities borrowings [3670]

C. Trading and investment securities:

1. Exempted securities [3735]

2. Debt securities [3733]

3. Options [3730]

4. Other securities 3,038 [3734]

D. Undue Concentration 2,294 [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0 [3736]	-5,332 [3740]

10. Net Capital 90,551 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) 14,619 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) 5,000 [3758]

13. Net capital requirement (greater of line 11 or 12) 14,619 [3760]

14. Excess net capital (line 10 less 13) 75,932 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) 68,621 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

219,295

16. Total A.I. liabilities from Statement of
     Financial Condition   [3790]

17. Add:

     A. **Drafts for immediate credit**   [3800]

     B. **Market value of securities**   [3810]
         borrowed for which no
         equivalent value is paid or
         credited

     C. **Other unrecorded amounts(List)**

                                    [3820A]   [3820B]

                                    [3820C]   [3820D]

                                    [3820E]   [3820F]

                                                                        0   0
                                                                     [3820]   [3830]

                                                                                               219,295
19. Total aggregate indebtedness   [3840]

                                                                                    %   242
20. Percentage of aggregate indebtedness to net   [3850]
     capital (line 19 / line 10)

OTHER RATIOS

                                                                                    %   0
21. Percentage of debt to debt-equity total computed in accordance with   [3860]
     Rule 15c3-1(d)

U.S. Wealth Advisors, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net
Capital Under Rule 15c3-1

For the Year Ended December 31, 2008

	Q1.08	Q2.08	Q3.08	Q4.08	Total	Q4.08 Adjust	Adjusted Total
Statement of Income (Loss)							
Revenue							
1d. Commissions	$ 4,829	$ 2,740	$ 7,102	$ 11,158	$ 25,829	$ -	$ 25,829
5. Revenue from Mutual Fund Sales	125,977	88,506	131,441	142,640	488,564	-	488,564
8. Other Revenue	348,146	461,809	745,080	510,794	2,065,829	-	2,065,829
9. Total Revenue	478,952	553,055	883,623	664,592	2,580,222	-	2,580,222
Expenses							
11. Other Employee Compensation	463,250	527,385	786,899	598,364	2,375,898		2,375,898
12. Commissions Paid to Other	22,021	21,993	23,492	34,145	101,651		101,651
14. Regulatory Fees and Exp.	4,861	7,738	6,562	6,206	25,367		25,367
15. Other Expenses	52,722	54,855	57,275	52,100	216,952		216,952
16. Total Expenses	542,854	611,971	874,228	690,815	2,719,868	-	2,719,868
17. Net Income (Loss) Before Taxes	(63,902)	(58,916)	9,395	(26,223)	(139,646)	-	(139,646)
22. Net Income (Loss)	(63,902)	(58,916)	9,395	(26,223)	(139,646)	-	(139,646)
23. Income (Current Month)	$ -	$ -	$ -	$ 2,939	$ 2,939	$ -	$ 2,939
Statement of Changes							
1. Balance Beginning	$ 151,223	$ 112,321	$ 103,405	$ 162,800	$ 151,223	$ -	$ 151,223
A. Net Income (Loss)	(63,902)	(58,916)	9,395	(26,223)	(139,646)	-	(139,646)
B. Additions	25,000	50,000	50,000	-	125,000		125,000
2. Balance Ending	$ 112,321	$ 103,405	$ 162,800	$ 136,577	$ 136,577	$ -	$ 136,577



GREEN & GREEN, LLC   *Certified Public Accountants*

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

To The Member of
U.S. Wealth Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of U.S. Wealth Advisors, LLC (the LLC), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the LLC, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and in not intended to be and should not be used by anyone other than these specified parties.

GREEN & GREEN, LLC

Green & Green, LLC

Norwood, MA

February 25, 2009

18

U.S. WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008